FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: C21 INVESTMENTS INC. (the “Issuer”).

Trading Symbol: CXXI

Number of Outstanding Listed Securities: 45,064,446 common shares as at August 31/18

Date: September 5, 2018

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)

Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

On August 13, 2018, the issuer announced the signing on August 7, 2018 of a non-binding term sheet to purchase all the shares of Gron Chocolate LLC and Gron Confections (GronCBD) LLC in Portland, Oregon. The transaction is anticipated to close by November 1, 2018 (refer to Form 9 filed on August 21, 2018).

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

2.	Provide a general overview and discussion of the activities of management.

Management continues to pursue acquisitions in the US cannabis markets, build out its Board of Directors and Management team, and began to integrate the operations acquired and under letters of intent.

The Annual General Meeting has been scheduled to be held on October 3, 2018 (refer to AGM materials posted on August 30, 2018).

On August 24, 2018, the Issuer filed a Form 40-F with the SEC.

3.

Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

As the Issuer identifies additional opportunities, it will consider whether such opportunities meet its investment criteria and will either redeploy revenue into future projects or seek to raise additional capital through equity financings or otherwise to make such investments.

4.

Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not applicable.

5.

Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

See Note 1 above.

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not applicable.

7.

Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

8.	Describe the acquisition of new customers or loss of customers.

Not applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not applicable.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.

Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common shares	100,000	(2)	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

(2)	Issued on August 22, 2018 pursuant to the exercise of stock options at C$0.65 per share for gross proceeds of C$65,000.

15.	Provide details of any loans to or by Related Persons.

Not applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not applicable

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

The Issuer currently operates in the state of Oregon. The cultivation, sale and use of cannabis are legal in the state of Oregon, but illegal under US federal law. The trend in the political and regulatory environment continues to move in favour of further legalisation.

FORM 7 – MONTHLY PROGRESS REPORT
January 2015

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14- 101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated September 5, 2018.

/s/ Michael Kidd
Michael Kidd, CFO/Secretary

Issuer Details Name of Issuer C21 Investments Inc.	For Month End August 31, 2018	Date of Report YY/MM/D 2018/09/05
Issuer Address Suite 303, 595 Howe Street
City/Province/Postal Code Vancouver, B.C. V6C 2T5	Issuer Fax No. (604) 718-2808	Issuer Telephone No. (604) 336-8613
Contact Name Michael Kidd	Contact Position CFO/Secretary	Contact Telephone No. (604) 336-8613
Contact Email Address mkidd@cxxi.ca	Web Site Address www.cxxi.ca

FORM 7 – MONTHLY PROGRESS REPORT
January 2015